Exhibit 15.2

17 September 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for the BHP Group which consists of BHP Group Plc, BHP Group Limited and the entities they controlled during the financial year ended 30 June 2019 and, under the date of 17 September 2019, we reported on the consolidated balance sheets of the BHP Group as of 30 June 2019 and 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2019 and the related notes (collectively, the consolidated financial statements) and the effectiveness of internal control over financial reporting as of 30 June 2019.

On 22 August 2017, we were notified that BHP Group engaged EY as its principal accountant for the year ending 30 June 2020, and that the auditor-client relationship with KPMG and KPMG LLP will cease upon completion of the audit of BHP Group’s consolidated financial statements as of and for the year ended 30 June 2019, and the effectiveness of internal control over financial reporting as of 30 June 2019, and the issuance of our reports thereon.

We have read BHP Group’s statements included under the heading “Change in Registrant’s Certifying Accountant / Audit tender and transition” in section 2.13.1 Risk and Audit Committee Report of its Form 20-F dated 17 September 2019. We agree with such statements except that we are not in a position to agree or disagree with BHP Group’s statement that BHP confirms that during FY2019 it was in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.

We are also not in a position to agree or disagree with BHP Group’s statement that during FY2018 and FY2019, BHP did not consult with EY regarding the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Consolidated Financial Statements of the Group; or any matter being the subject of disagreement as defined in Item 16F(a)(1)(i) of Form 20-F or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

We are also not in a position to agree or disagree with BHP Group’s statement that in FY2019, the RAC received updates from EY on the audit transition and preparation for commencement of its audit, including EY’s process in meeting all relevant independence criteria, audit plan for commencement from 1 July 2019 and reports on any non-audit services.

/s/ KPMG LLP KPMG LLP	/s/ KPMG KPMG

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